UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549



08054057

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2007.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



McLean, Virginia
June 20, 2008

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Assets		
Cash:	$ 4,190,142	$ 251,851
Investments:		
At fair value:		
Gannett Co., Inc. common stock	116,117,430	204,918,107
Other investments	1,332,118,610	1,214,962,356
Total investments	1,448,236,040	1,419,880,463
Receivables:		
Employer contributions	10,796	601,279
Employee contributions	72,473	2,064,826
Interest and dividends	1,520,862	2,523,796
Due from broker, net	-	216,718
Total receivables	1,604,131	5,406,619
Total assets	1,454,030,313	1,425,538,933
Liabilities		
Other payables	708,659	635,497
Due to broker, net	771,985	-
Total liabilities	1,480,644	635,497
Net assets available for benefits, at fair value	1,452,549,669	1,424,903,436
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,648,489)	(1,481,322)
Net assets available for benefits	$1,446,901,180	$1,423,422,114

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2007
Contributions:	
Employer, net	$ 31,818,751
Employee	101,965,424
Total contributions	133,784,175
Investment income:	
Interest and dividends	48,899,055
Net depreciation in investments	(4,194,451)
Net investment gain	44,704,604
Net additions	178,488,779
Benefits paid to participants	152,894,108
Administrative expenses	2,115,605
Total deductions	155,009,713
Net increase	23,479,066
Net assets available for benefits:	
Beginning of year	1,423,422,114
End of year	$1,446,901,180

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of The Bank of New York Mellon Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Hewitt Financial Services is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment funds which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $977,764 and $753,977 for the years ended December 31, 2007 and 2006, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

Gannett funded the employer match in Gannett common stock through a leveraged ESOP for 13 years. The leveraged ESOP expired at the end of June 2003. Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2007 the employer match was funded through open market purchases. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan agreement.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on closing prices quoted by major exchanges. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Effective December 31, 2006, the Company adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). In accordance with the FSP, the Company now records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of Other investments in the Statement of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the FSP, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities (determined based on prices quoted by major exchanges) and the value of the wrapper contract (determined based on replacement cost of wrapper contract fees).

The average yield earned by the insurance contracts was 4.96% and 4.85% during the years ended December 31, 2007 and 2006, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 4.90% and 4.60% during the years ended December 31, 2007 and 2006, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2007		December 31, 2006	
	Shares	Market Value	Shares	Market Value
Gannett Co., Inc. common stock:				
Participant directed	1,950,282	$ 76,060,998	2,052,371	$124,086,352
Company match	1,027,088	40,056,432	1,336,946	80,831,755
Total Common Stock	2,977,370	116,117,430	3,389,317	204,918,107
Fidelity Growth & Income Fund	-	-	4,239,793	132,069,539
American Century Ultra Fund	-	-	3,712,140	100,636,117
Brandywine Fund	5,088,148	186,124,454	4,234,638	145,205,754
Dodge & Cox Balanced Fund	1,684,605	136,452,991	1,757,387	153,033,235
Vanguard S&P 500 Fund	644,441	86,445,350	879,252	113,942,312
American Europacific Growth Fund	3,949,777	198,120,834	3,485,389	160,258,203

A summary of net appreciation (depreciation) during the year ended December 31, 2007 was:

	Year Ended December 31, 2007
Gannett Co., Inc. common stock	$ (69,365,324)
Other investments	65,349,011
	(4,016,313)
Less: Investment fees	(178,138)
Net depreciation in investments	$ (4,194,451)

The following investments (at fair value) represent the Plan's holdings in the Fixed Income Fund, which consists of guaranteed investment contracts, and synthetic investment contracts at December 31, 2007 and 2006:

Guaranteed Investment Contracts (GIC)	December 31, 2007	December 31, 2006	Stated Rate	Maturity Date
AEGON (Monumental Life)	$ 10,602,078	$ 9,979,099	4.61%	3/31/09
AEGON (Monumental Life)	-	2,855,937	3.70%	9/30/07
AEGON (Monumental Life)	-	2,806,407	3.11%	3/31/07
AEGON (Monumental Life)	4,734,771	4,275,343	5.90%	9/30/13
Great West (Canada Life Assurance)	-	2,713,321	4.12%	10/01/07
Genworth (GE Capital)	-	2,870,425	3.86%	12/31/07
Genworth (GE Capital)	-	2,840,424	3.58%	9/30/07
Genworth (GE Capital)	-	3,214,156	4.42%	12/31/07
Genworth (GE Life & Annuity)	1,182,048	1,121,987	5.97%	3/31/08
Genworth (GE Life & Annuity)	6,765,131	6,302,068	4.51%	9/30/10
Genworth (GE Life & Annuity)	3,361,359	3,106,718	4.52%	3/31/11
Hartford Life	-	1,567,574	7.33%	9/30/07
Hartford Life	2,293,125	2,133,905	4.59%	6/30/10
Hartford Life	4,407,224	-	5.47%	3/31/12
ING (Security Life of Denver)	-	1,548,532	3.16%	6/29/07
ING (Security Life of Denver)	-	1,430,216	3.51%	12/31/07
Jackson National	11,523,041	10,657,623	4.70%	6/30/10
Jackson National	10,320,343	9,476,131	4.98%	6/30/11
MBIA (Pruco Life)	-	1,603,689	5.25%	9/30/07
Metropolitan Life	-	3,419,260	6.58%	9/30/07
Metropolitan Life	-	3,403,298	3.43%	12/31/07
Metropolitan Life	-	1,384,855	2.92%	3/31/07
Metropolitan Life	3,559,874	3,214,437	5.94%	9/30/13
Metropolitan Life	3,323,870	3,037,821	5.21%	3/31/13
Metropolitan Life (Travelers Insurance)	-	1,139,695	3.24%	3/31/07
Metropolitan Life (Travelers Insurance)	4,651,098	4,399,525	3.00%	9/30/08
Mutual of America	5,546,134	5,039,896	5.13%	6/30/13
New York Life	-	1,123,201	7.74%	3/30/07
New York Life	5,870,592	5,301,412	5.77%	9/30/13
Ohio National Life	6,825,482	6,404,861	4.00%	12/31/09
Ohio National Life	4,421,731	-	5.37%	3/31/13
Ohio National Life	-	2,865,121	3.83%	12/31/07
Pacific Life	10,070,828	9,639,986	4.30%	9/30/10
Pacific Life	6,762,897	6,282,478	4.48%	12/31/10
Principal Life Insurance	-	2,846,880	3.63%	9/30/07
Principal Life Insurance	1,196,273	1,909,730	3.23%	3/31/08
Principal Life Insurance	-	2,149,721	4.25%	3/31/07
Principal Life Insurance	-	8,011,357	5.90%	6/30/07
Principal Life Insurance	4,455,754	4,222,925	4.81%	6/30/08
Principal Life Insurance	9,610,350	-	5.90%	12/31/14
Prudential Insurance Company	8,999,515	8,503,888	3.77%	6/30/09
Prudential Insurance Company	9,150,873	8,380,347	5.10%	3/30/12
Total GICs	$139,634,391	$163,184,249		

Guaranteed Investment Contracts – Synthetic	December 31, 2007	December 31, 2006	Stated Rate	Maturity Date
AIG				
Underlying Assets				
Cash & cash equivalents	$101,224	-		
Dwight Target 2	3,882,838	-		
Dwight Target 5	10,353,637	-		
Dwight Intermediate Core	1,742,818	-		
Asset Backed Securities	261,497	-		
Commercial MBS	1,346,349	-		
Corporate Investment Grade	2,314,227	-		
Mortgage Backed Securities	8,486,129	-		
Total Fair Value	$28,488,719	-	5.70%	
JP Morgan Chase				
Underlying Assets				
Cash & cash equivalents	$101,224	-		
Dwight Target 2	3,882,838	-		
Dwight Target 5	10,353,637	-		
Dwight Intermediate Core	1,742,818	-		
Asset Backed Securities	261,497	-		
Commercial MBS	1,346,349	-		
Corporate Investment Grade	2,314,227	-		
Mortgage Backed Securities	8,486,129	-		
Total Fair Value	$28,488,719	-	5.70%	
State Street Bank				
Underlying Assets				
Cash & cash equivalents	$101,225	-		
Dwight Target 2	3,882,896	-		
Dwight Target 5	10,353,793	-		
Dwight Intermediate Core	1,742,844	-		
Asset Backed Securities	261,501	-		
Commercial MBS	1,346,369	-		
Corporate Investment Grade	2,314,261	-		
Mortgage Backed Securities	8,486,257	-		
Total Fair Value	$28,489,146	-	5.72%	
Bank of America				
Wrapper Contract	-	24,822	5.72%	3/31/2010
Underlying Assets				
WTC-CIF II Core Bond	-	28,237,122		
Total Fair Value	-	$28,261,944		

	December 31, 2007	December 31, 2006	Stated Rate	Maturity Date
JP Morgan Chase				
Wrapper Contract	-	$ 21,006	5.34%	10/14/2012
Underlying Assets				
Cash & cash equivalents	-	119,898		
Government Bonds	-	4,100,262		
Agency Bonds	-	6,226,860		
Asset Backed Securities	-	849,534		
Corporate Bond Funds	-	585,548		
Mortgage Backed Securities	-	9,931,319		
Corporate Bonds	-	4,770,905		
Total	-	26,584,326		
Total Fair Value	-	$ 26,605,332		
UBS				
Wrapper Contract	-	$ 16,313	5.39%	11/30/2020
Underlying Assets				
Cash & cash equivalents	-	412,761		
Government Bonds	-	6,605,271		
Agency Bonds	-	10,450,125		
Corporate/Foreign Obligations	-	3,301,263		
Total	-	20,769,420		
Total Fair Value	-	$ 20,785,733		
Total Guaranteed Investment Contracts – Synthetic	$85,466,584	$75,653,009		
Total Guaranteed Investment Contracts at fair value	$225,100,975	$238,837,258		
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	($5,648,489)	($1,481,322)		
Total Guaranteed Investment Contracts at contract value	$219,452,486	$237,355,936		

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2007 and 2006, the Plan held an investment of 2,977,370 and 3,389,317 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2007 and 2006 was $116,117,430 and $204,918,107, respectively.

The Plan's self-directed brokerage window account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is the Plan's record keeper and therefore is a related party.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2007.

On June 10, 2008, AXA Assurances I.A.R.D. Mutuelle (AXA) filed a form schedule 13G/A with the United States Securities and Exchange Commission stating that it owned, together with its affiliates, 10.1 percent of the Plan sponsor's common stock. Alliance Bernstein L.P., a subsidiary of AXA, is a registered investment advisor that serves as the investment manager for the target maturity funds that are investment options to Plan participants. As of December 31, 2007 and March 31, 2008 the target maturity funds that are investment options to Plan participants hold approximately 3,000 and 3,250 shares of Gannett common stock, respectively.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,446,901,180
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2007	5,648,489
Less: Amounts allocated to participant withdrawals	(1,763,169)
Net assets available for benefits per the Form 5500	$1,450,786,500

Reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2007 is presented below.

Total additions reported in the financial statements	$178,488,779
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	(1,481,322)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	5,648,489
Total income reported on Form 5500	$182,655,946

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to the Plan's Form 5500:

Benefits paid to participants per the financial statements	$152,894,108
Less: Benefits payable to participants at December 31, 2006	(1,626,113)
Add: Benefits payable to participants at December 31, 2007	1,763,169
Benefits paid to participants per Form 5500	$153,031,164

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurement*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Effective April 1st 2008, the Observer & Eccentric 401(k) Plan for Employees Represented by the Newspaper Guild of Detroit Local 22 and the Observer & Eccentric 401(k) Plan for Employees Represented by the Detroit Newspaper P&G Comm. Union, Local 13N (the "Observer & Eccentric Plans") were merged with and into the Plan.

In June 2008, the Company's Board of Directors authorized and approved an amendment to the Plan. The amendment provides that effective August 1, 2008, participants whose benefits are frozen under the Gannett Retirement Plan and, if applicable, the Gannett Supplemental Retirement Plan will receive higher employer matching contributions under The Gannett Co., Inc. 401(k) Savings Plan. The Gannett Retirement Plan and the Gannett Supplemental Retirement Plan are defined benefit plans maintained by the Company. Under the new formula, the employer matching contribution rate generally will increase from 50% of the first 6% of compensation that an employee elects to contribute to the plan to 100% of the first 5% of compensation. Gannett will also make additional employer contributions to the Plan on behalf of certain employees.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Shares/Par Value	Description	Cost	Fair Value
	Common Stock		
2,977,370	Gannett Co., Inc. Common Stock *	$152,131,743	$116,117,430
	Liquidity Fund		
13,264,107	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$ 13,264,107	$ 13,264,107
	Guaranteed Investment Contracts		
10,539,067	AEGON (Monumental Life) 4.61%, due 3/31/09	$10,539,067	$10,602,078
4,357,459	AEGON (Monumental Life) 5.90%, due 9/30/13	4,357,459	4,734,771
1,177,340	Genworth (GE Life & Annuity) 5.97%, due 3/31/08	1,177,340	1,182,048
6,689,439	Genworth (GE Life & Annuity) 4.51%, due 9/30/10	6,689,439	6,765,131
3,313,249	Genworth (GE Life & Annuity) 4.52%, due 3/31/11	3,313,249	3,361,359
2,262,774	Hartford Life 4.59%, due 6/30/10	2,262,774	2,293,125
4,161,939	Hartford Life 5.47%, due 3/31/12	4,161,939	4,407,224
11,346,633	Jackson National 4.70%, due 6/30/10	11,346,633	11,523,041
10,006,268	Jackson National 4.98%, due 6/30/11	10,006,268	10,320,343
3,269,937	Metropolitan Life 5.94%, due 9/30/13	3,269,937	3,559,874
3,194,740	Metropolitan Life 5.21%, due 3/31/13	3,194,740	3,323,870
4,692,808	Metropolitan Life (Travelers Insurance) 3.00%, due 9/30/08	4,692,808	4,651,098
5,320,284	Mutual of America 5.13%, due 6/30/13	5,320,284	5,546,134
5,436,432	New York Life 5.77%, due 9/30/13	5,436,432	5,870,592
6,815,502	Ohio National Life 4.00%, due 12/31/09	6,815,502	6,825,482

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Shares/Par Value	Description	Cost	Fair Value
4,212,384	Ohio National Life 5.37%, due 3/31/13	4,212,384	4,421,731
9,994,407	Pacific Life 4.30%, due 9/30/10	9,994,407	10,070,828
6,683,727	Pacific Life 4.48%, due 12/31/10	6,683,727	6,762,897
1,199,230	Principal Life Insurance 3.23%, due 3/31/08	1,199,230	1,196,273
4,443,823	Principal Life Insurance 4.81%, due 6/30/08	4,443,823	4,455,754
8,736,203	Principal Life Insurance 5.90%, due 12/31/14	8,736,203	9,610,350
9,022,199	Prudential Insurance Company 3.77%, due 6/30/09	9,022,199	8,999,515
8,833,196	Prudential Insurance Company 5.10%, due 3/30/12	8,833,196	9,150,873
27,914,342	AIG** 5.70%	27,914,342	28,488,719
27,914,342	JP Morgan Chase** 5.70%	27,914,342	28,488,719
27,914,762	State Street Bank** 5.72%	27,914,762	28,489,146
	Total Guaranteed Investment Contracts	$219,452,486	$225,100,975
	Participant Loans		
	Participant Loans * Interest rates ranging from 4.00% to 11.99% with maturities ranging from 1 month to 5 years.	-	$33,349,657
	Target Maturity Funds		
221,239	AllianceBernstein 2005 *	$2,214,404	$2,181,416
1,099,921	AllianceBernstein 2010 *	11,006,776	10,779,228
1,631,186	AllianceBernstein 2015 *	16,323,805	15,904,062
1,650,395	AllianceBernstein 2020 *	16,527,808	15,992,328
1,630,873	AllianceBernstein 2025 *	16,266,138	15,737,920
1,096,848	AllianceBernstein 2030 *	10,950,310	10,551,675
844,653	AllianceBernstein 2035 *	8,444,389	8,117,115
687,576	AllianceBernstein 2040 *	6,861,168	6,607,608
496,686	AllianceBernstein 2045 *	4,956,178	4,773,148
118,859	AllianceBernstein 2050 *	1,182,894	1,142,236
	Total Target Maturity Funds	$94,733,870	$91,786,736

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Shares/Par Value	Description	Cost	Fair Value
	Mutual Funds		
1,882,755	Allianz NFJ Divdend Value	$34,317,305	$31,347,868
3,949,777	American Europacific Growth Fund	157,971,862	198,120,834
5,088,148	Brandywine Fund	155,959,395	186,124,454
1,122,929	Columbia Marisco Large Cap	28,368,852	28,151,835
1,684,605	Dodge & Cox Balanced Fund	130,438,134	136,452,991
54,348,046	Dreyfus Cash Management Fund *	54,348,046	54,348,046
5,711,202	Pimco Total Return Fund	60,524,168	61,052,754
644,441	Vanguard S&P 500 Fund	72,677,637	86,445,350
	Total Mutual Funds	$694,605,399	$782,044,132
	Index Funds		
6,261,339	BGI Russell Growth Index	$59,872,164	$59,357,495
3,337,890	BGI Russell Value Index	57,053,636	53,806,780
	Total Index Funds	$116,925,800	$113,164,275
	Managed Accounts		
29,843,984	Pzena Value Service	$29,843,984	$25,327,218
27,105,728	Winslow Large Cap	27,105,728	28,121,697
	Total Managed Accounts	$56,949,712	$53,448,915
	Self-Directed Brokerage Account	$18,917,577	$19,959,813
	Total Investments	$1,366,980,694	$1,448,236,040

* Represents a party-in-interest.

** Synthetic GIC - Detail attached

Attachment

Additional information regarding Synthetic GICs

Gannett


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Asset Backed									
12,112.14	12613XBY6	CNH Equipment Trust -- 3.38% Due 2/15/2011 Mo-15	99.81824	12,090.13	99.95905	18.20	12,125.38	0.01	Aaa
75,000.00	14042FAC1	Capital One Auto Finance Trust -- 5.03% Due 4/15/2012 Mo-	99.88777	74,915.83	100.61480	167.67	75,628.77	0.09	Aaa
5,796.33	143128CG9	Carmax Auto Owner Trust -- 4.13% Due 5/15/2009 Mo-15	99.83006	5,786.48	99.98723	10.64	5,806.23	0.01	Aaa
100,000.00	34528AAE9	FORD CREDIT AUTO OWNER TRUST -- 5 1/4% Due	100.13999	100,139.99	101.16717	233.33	101,400.50	0.12	Aaa
85,109.12	404285AC2	Household Automotive Trust -- 5.43% Due 6/17/2011 Mo-17	100.17593	85,258.86	100.53133	179.72	85,741.05	0.10	Aaa
75,000.00	44329CAA3	Household Credit Card Master N -- 5.1% Due 6/15/2012 Mo-	100.53595	75,401.96	100.93711	170.00	75,872.83	0.09	Aaa
75,000.00	525221DJ3	Lehman XS Trust -- Stp % Due 11/25/2035 Mo-1	94.67312	71,004.84	94.39240	360.00	71,154.30	0.08	Aaa
25,000.00	55264TAS0	MBNA Credit Card Master Note -- 6.8% Due 7/15/2014 Mo-15	102.89516	25,723.79	101.45352	75.56	25,438.94	0.03	Baa2
130,000.00	61749EAD9	Morgan Stanley Mortgage Loan T -- Stp % Due 10/25/2036	100.82427	131,071.55	102.33781	628.16	133,667.31	0.16	Aaa
135,000.00	86359DKT3	Structured Asset Securites Cor -- Stp % Due 7/25/2035 Mo-1	87.45554	118,064.98	82.45763	574.88	111,892.68	0.13	Aaa
32,647.65	921796MD7	Vanderbilt Mortgage Finance -- 4.7% Due 10/7/2018 Mo-1	99.66443	32,538.09	99.24062	127.87	32,527.60	0.04	Aaa
52,950.47	92977FAC6	Wachovia Auto Owner Trust -- 5.35% Due 2/22/2011 Mo-20	100.11648	53,012.15	100.38115	86.56	53,238.85	0.06	NR
803,615.71						2,632.59	784,494.44	0.92	
Commercial MBS									
50,000.00	05947U4C9	Banc of America Comm Mtge -- Adj % Due 9/10/2047 Mo-1	98.93162	49,465.81	99.86472	215.86	50,148.22	0.06	Aaa
280,000.00	05947UVC9	Banc of America Comm Mtge -- Adj % Due 6/10/2039 Mo-1	100.43491	281,217.75	102.86846	1,240.43	289,272.12	0.34	Aaa
25,000.00	07387BAG8	Bear Stearns Commercial MtgSec -- 4.804% Due 9/11/2042	97.59468	24,398.67	98.34464	100.08	24,686.24	0.03	Aaa
45,000.00	07387MAE9	Bear Stearns Commercial Mtg Se -- Adj % Due 3/11/2039 Mo-	100.21582	45,097.12	101.49053	204.64	45,875.38	0.05	NR
45,029.84	07388PAA9	BSCMS -- 5.044% Due 12/11/2038 Mo-1	99.85140	44,962.93	99.94510	189.28	45,194.40	0.05	NR

Gannett

DWIGHT ASSET MANAGEMENT COMPANY

Portfolio Appraisal   As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Commercial MBS									
260,000.00	20047EAE2	Commercial Mortgage Pass-Throu -- 5.306% Due 12/10/2046	98.19100	255,296.60	99.70227	1,149.63	260,375.53	0.30	Aaa
307,014.92	20047NAB8	Commercial Mortgage Pass Thru -- 4.049% Due 10/15/2037	98.28004	301,734.38	99.00215	1,035.92	304,987.29	0.36	Aaa
245,000.00	225458DM7	CS First Boston -- Adj % Due 2/15/2038 Mo-1	97.19041	238,116.50	97.61641	1,023.69	240,183.89	0.28	Aaa
260,000.00	22545MAD9	Credit Suisse Mortgage Capital -- 5.467% Due 9/15/2039 Mo-	99.28878	258,150.83	100.78138	1,184.52	263,216.11	0.31	Aaa
12,523.39	396789DS5	Greenwich Capital Comm Fdg -- 2.31% Due 7/5/2035 Mo-1	99.59534	12,472.71	99.46197	24.11	12,480.12	0.01	Aaa
210,000.00	46627QBA5	JP Morgan Chase Com Mtge -- Adj % Due 6/12/2043 Mo-1	101.92943	214,051.80	103.37946	1,017.45	218,114.32	0.26	Aaa
260,000.00	46629PAC2	JP Morgan Chase Commercial Mor -- 5.336% Due 5/15/2047	98.12133	255,115.46	99.62720	1,156.13	260,186.85	0.30	Aaa
165,000.00	46630VAD4	Jp Morgan Chase Commercial Mor -- Adj % Due 2/12/2049	101.12432	166,855.13	102.85205	790.19	170,496.07	0.20	Aaa
270,000.00	52108HYK4	LB-UBS Commercial Mtge Trust -- 4.568% Due 1/15/2031	95.45263	257,722.10	98.00766	1,027.80	265,648.48	0.31	Aaa
175,000.00	59022HCQ3	Merrill Lynch Mortgage Trust -- Adj % Due 11/12/2035 Mo-1	99.21569	173,627.46	101.32458	763.58	178,081.60	0.21	NR
70,000.00	59022HHH8	Merrill Lynch Mortgage Trust -- Adj % Due 6/12/2043 Mo-1	97.16764	68,017.35	97.87621	272.65	68,786.00	0.08	Aaa
45,000.00	59022HNC2	Merrill Lynch Mortgage Trust -- Adj % Due 1/12/2044 Mo-1	98.90140	44,505.63	99.71376	198.41	45,069.60	0.05	Aaa
45,000.00	606935AH7	Merrill Lynch/Countrywide Comm -- Adj % Due 2/12/2039 Mo-	99.96456	44,984.05	101.37449	203.53	45,822.05	0.05	NR
40,000.00	617451BR9	Morgan Stanley Capital I -- Adj % Due 11/14/2042 Mo-1	97.34180	38,936.72	97.28908	173.45	39,089.08	0.05	Aaa
109,031.85	61745MGJ6	Morgan Stanley Capital I -- 6.48% Due 6/3/2030 Mo-1	100.19845	109,248.22	99.95876	588.77	109,575.66	0.13	NR
175,000.00	61745MQ89	Morgan Stanley Capital I -- Adj % Due 6/15/2040 Mo-1	97.84148	171,222.59	100.44859	745.21	176,530.24	0.21	NR
39,415.85	61749MAR0	Morgan Stanley Capital I -- 5.682% Due 8/12/2041 Mo-1	101.38333	39,961.10	101.40540	186.63	40,156.43	0.05	NR
330,000.00	61754KAF2	MORGAN STANLEY CAPITAL I -- Adj % Due 4/15/2049 Mo-1	100.17745	330,585.59	101.92797	1,565.30	337,927.60	0.40	Aaa
260,000.00	61755YAF1	Morgan Stanley Capital I -- Adj % Due 6/11/2049 Mo-1	102.44099	266,346.57	104.16135	1,274.37	272,093.88	0.32	NR

Gannett



Portfolio Appraisal — As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Commercial MBS									
20,000.00	87246AAC2	TIAA Real Estate CDO Ltd -- Adj % Due 8/15/2039 Mo-10	101.96445	20,392.89	102.98175	71.13	20,667.48	0.02	NR
205,000.00	929766TM5	Wachovia Bank Commercial Mtge -- Adj % Due 7/15/2041	99.31320	203,592.06	101.87965	893.91	209,747.19	0.25	NR
45,000.00	929766WJ8	Wachovia Bank Commercial Mtge -- 4.039% Due 10/15/2041	98.01640	44,107.38	98.89689	151.46	44,655.06	0.05	Aaa
3,993,015.85						17,448.13	4,039,066.89	4.73	
Common Stocks									
690,829.06	1500031$3	Dwight Target 2	16.64667	11,500,000.00	16.86173	0.00	11,648,571.70	13.63	
1,664,822.86	1500041$3	Dwight Target 5	18.26020	30,400,000.00	18.65728	0.00	31,061,067.92	36.34	
459,830.60	1500071$3	Dwight Intermediate Core Fund	11.30851	5,200,000.00	11.37045	0.00	5,228,480.38	6.12	
2,815,482.52						0.00	47,938,120.00	56.09	
Corporate Inv Grade									
25,000.00	00184AAB1	AOL Time Warner -- 6 3/4% Due 4/15/2011 AO15	103.93920	25,984.80	104.15372	356.25	26,394.68	0.03	Baa2
15,000.00	001957BD0	AT&T Corp -- Stp % Due 11/15/2031 MN15	121.67073	18,250.61	122.80733	153.33	18,574.43	0.02	A2
35,000.00	00209AAE6	New Cingular Wireless Service -- 7 7/8% Due 3/1/2011 MS1	108.20100	37,870.35	108.29660	918.75	38,822.56	0.05	A3
75,000.00	00209AAG1	New Cingular Wireless Service -- 8 1/8% Due 5/1/2012 MN1	110.88571	83,164.28	111.19191	1,015.63	84,409.56	0.10	A2
25,000.00	00209TAA3	AT&T Broadband Corp -- 8 3/8% Due 3/15/2013 MS15	112.08380	28,020.95	112.18832	616.49	28,663.57	0.03	Baa2
125,000.00	002824AT7	Abbott Laboratories -- 5 7/8% Due 5/15/2016 MN15	100.90020	126,125.25	104.45490	938.37	131,507.00	0.15	A1
125,000.00	013716AU9	Alum Co Can -- 6 1/8% Due 12/15/2033 JD15	96.02640	120,033.00	97.02840	340.28	121,625.78	0.14	A3
15,000.00	013817AL5	Alcoa Inc -- 5.55% Due 2/1/2017 FA1	96.60413	14,490.62	97.01660	346.88	14,899.37	0.02	Baa1
65,000.00	025818EM3	American Express -- 3% Due 5/16/2008 MN16	98.79851	64,219.03	99.37151	243.75	64,835.23	0.08	Aa3


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
35,000.00	02635PRT2	American General Finance -- 5 3/8% Due 10/1/2012 AO1	98.42871	34,450.05	98.79140	470.31	35,047.30	0.04	A1
5,000.00	035229DA8	Anheuser Busch Companies -- 5 3/4% Due 4/1/2036 AO1	95.03880	4,751.94	97.93940	71.88	4,968.85	0.01	A2
10,000.00	042735AZ3	Arrow Electronics Inc -- 6 7/8% Due 7/1/2013 JJ1	104.64110	10,464.11	106.58700	343.75	11,002.44	0.01	Baa3
100,000.00	046003DD8	Associates Corp N.A. -- 8.15% Due 8/1/2009 FA1	106.14530	106,145.30	104.42270	3,395.83	107,818.53	0.13	A1
30,000.00	05565UAB5	BP Canada Finance -- 3 5/8% Due 1/15/2009 JJ15	98.80550	29,641.65	99.70890	501.46	30,414.13	0.04	Aa1
80,000.00	060505AD6	Bank of America Corp -- 7.8% Due 2/15/2010 FA15	105.73670	84,589.36	105.98020	2,357.33	87,141.49	0.10	Aa2
25,000.00	060505CL6	Bank of America Corp -- 5 3/4% Due 8/15/2016 FA15	99.79880	24,949.70	100.17832	543.06	25,587.64	0.03	Aa2
40,000.00	073902CE6	Bear Stearns Co Inc -- 4 1/2% Due 10/28/2010 AO28	96.95620	38,782.48	95.93550	315.00	38,689.20	0.05	A2
35,000.00	079860AB8	Bellsouth Corp -- 6% Due 10/15/2011 AO15	102.44791	35,856.77	103.57460	443.33	36,694.44	0.04	A2
35,000.00	111021AD3	British Telecommunication PLC -- Adj % Due 12/15/2010	110.09460	38,533.11	109.73492	134.16	38,541.38	0.05	Baa1
200,000.00	12189TAU8	Burlington Northern -- 5.9% Due 7/1/2012 JJ1	102.52060	205,041.20	103.37740	5,900.00	212,654.80	0.25	Baa1
20,000.00	125581AH1	CIT Group Inc -- 5% Due 2/13/2014 FA13	90.29470	18,058.94	88.03440	383.33	17,990.21	0.02	A2
25,000.00	14040HAJ4	Capital One Financial Co -- 6 1/4% Due 11/15/2013 MN15	99.21572	24,803.93	96.15420	199.65	24,238.20	0.03	A3
175,000.00	144141CS5	Carolina Power & Light -- 6 1/2% Due 7/15/2012 JJ15	104.88560	183,549.80	106.43251	5,245.14	191,502.02	0.22	A3
65,000.00	144141CT3	Carolina Power & Light -- 5 1/8% Due 9/15/2013 MS15	97.92251	63,649.63	100.19291	980.87	66,106.26	0.08	A2
25,000.00	14912LZ38	Caterpillar Fin Serv Crp -- 3.45% Due 1/15/2009 JJ15	98.01420	24,503.55	98.52100	397.71	25,027.96	0.03	A2
20,000.00	15189XAG3	Centerpoint Energy Houston -- 5 3/4% Due 1/15/2014 JJ15	99.94310	19,988.62	100.83780	530.28	20,697.84	0.02	Baa2
20,000.00	17275RAC6	Cisco Systems -- 5 1/2% Due 2/22/2016 FA22	99.33140	19,866.28	101.69700	394.17	20,733.57	0.02	A1
40,000.00	191219BM5	Coca Cola Enterprises -- 4 3/8% Due 9/15/2009 MS15	99.10440	39,641.76	100.00920	515.28	40,518.96	0.05	A3

Gannett


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal   As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
9,152.12	210805CT2	Continental Airlines Inc -- 7.256% Due 3/15/2020 MS15	103.37496	9,461.00	103.24996	195.53	9,645.09	0.01	Baa2
20,000.00	210805CU9	Continental Airlines Inc -- 7.056% Due 9/15/2009 MS15	101.25000	20,250.00	101.25000	415.52	20,665.52	0.02	Baa2
25,000.00	22237LPA4	Countrywide Funding -- 4% Due 3/22/2011 MS22	89.53752	22,384.38	72.20540	275.00	18,326.35	0.02	Baa3
65,000.00	22541LAB9	Credit Suisse FB USA Inc -- 6 1/8% Due 11/15/2011 MN15	102.99000	66,943.50	104.05411	508.72	68,143.89	0.08	Aa1
35,000.00	233331AG2	DTE Energy Company -- 6.65% Due 4/15/2009 AO15	102.37440	35,831.04	102.36791	491.36	36,320.13	0.04	Baa2
160,000.00	233835AT4	Daimlerchrysler Na Hldg -- 7.3% Due 1/15/2012 JJ15	106.65690	170,651.04	106.61130	5,385.78	175,963.86	0.21	A3
24,000.00	25746UAJ8	Dominion Resources Inc -- 6 1/4% Due 6/30/2012 JD30	102.59242	24,622.18	104.76960	4.17	25,148.87	0.03	Baa2
5,000.00	260543BJ1	Dow Chemical Co -- 7 3/8% Due 11/1/2029 MN1	109.42820	5,471.41	109.99140	61.46	5,561.03	0.01	A3
25,000.00	260543BL6	Dow Chemical Co -- 6 1/8% Due 2/1/2011 FA1	102.86772	25,716.93	103.75020	638.02	26,575.57	0.03	A3
125,000.00	263534BQ1	E I Dupont De Nemours -- 5 1/4% Due 12/15/2016 JD15	96.25000	120,312.50	98.38700	291.67	123,275.42	0.14	A2
35,000.00	264399EF9	Duke Power Co -- 5 5/8% Due 11/30/2012 MN30	101.36571	35,478.00	103.78851	169.53	36,495.51	0.04	A3
125,000.00	26884AAX1	ERP Operating LP -- 5 3/4% Due 6/15/2017 JJ15	95.55590	119,444.88	95.22550	4,132.81	123,164.69	0.14	Baa1
25,000.00	291011AT1	Emerson Electric Co -- 4 1/2% Due 5/1/2013 MN1	96.59960	24,149.90	97.84880	187.50	24,649.70	0.03	A2
25,000.00	30161MAB9	Exelon Generation Co LLC -- 6.95% Due 6/15/2011 JD15	104.72600	26,181.50	104.33692	77.22	26,161.45	0.03	A3
133,016.87	31331FAX9	Federal Express Corp -- 6.72% Due 1/15/2022 JJ15	104.80000	139,401.68	106.61960	4,121.75	145,943.80	0.17	A2
385,000.00	3134A2DT2	FHLMC -- 5 3/4% Due 4/15/2008 AO15	100.46450	386,788.33	100.36900	4,673.47	391,094.12	0.46	Aaa
20,000.00	316773CF5	Fifth Third Bank -- 5.45% Due 1/15/2017 JJ15	95.67960	19,135.92	95.57900	502.61	19,618.41	0.02	A1
20,000.00	349631AL5	Fortune Brands Inc -- 5 3/8% Due 1/15/2016 JJ15	94.83190	18,966.38	95.26530	495.69	19,548.75	0.02	Baa2
45,000.00	36962GB78	General Electric Capital Corp -- 3 1/2% Due 5/1/2008 MN1	99.07671	44,584.52	99.56831	262.50	45,068.24	0.05	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
295,000.00	36962GWB6	General Electric Capital Corp -- 6 1/8% Due 2/22/2011 FA22	103.05531	304,013.15	104.53351	6,474.63	314,848.47	0.37	Aaa
30,000.00	36962GXZ2	General Electric Capital Corp -- 6 3/4% Due 3/15/2032 MS15	110.09733	33,029.20	113.53840	596.26	34,657.76	0.04	Aaa
45,000.00	38141GAD6	Goldman Sachs Group Inc -- 7.35% Due 10/1/2009 AO1	104.42780	46,992.51	104.47380	826.88	47,840.09	0.06	Aa3
25,000.00	38143UAB7	Goldman Sachs Group Inc -- 5.15% Due 1/15/2014 JJ15	97.02300	24,255.75	98.98632	593.68	25,340.26	0.03	Aa3
65,000.00	40429CAA0	HSBC Finance Corporation -- 6 3/4% Due 5/15/2011 MN15	104.29671	67,792.86	103.73651	560.63	67,989.36	0.08	Aa3
150,000.00	40429CFQ0	HSBC Finance Corporation -- 5.7% Due 6/1/2011 JD1	100.82680	151,240.20	100.55680	712.50	151,547.70	0.18	Aa3
50,000.00	441812KC7	Household Finance Corp -- 4 5/8% Due 1/15/2008 JJ15	99.76390	49,881.95	99.98370	1,066.32	51,058.17	0.06	Aa3
35,000.00	45920QBY9	IBM Corp -- 5.39% Due 1/22/2009 JJ22	100.67351	35,235.73	100.87171	833.20	36,138.30	0.04	A1
30,000.00	459745EZ4	International Lease Finance -- 6 3/8% Due 3/15/2009 MS15	101.95070	30,585.21	101.13060	563.13	30,902.31	0.04	A1
10,000.00	460146BQ5	International Paper Co -- Adj % Due 10/30/2012 AO30	101.28630	10,128.63	101.66740	99.13	10,265.87	0.01	Baa3
35,000.00	524660AS6	Leggett & Platt Inc -- 4.7% Due 4/1/2013 AO1	93.45680	32,709.88	100.18851	411.25	35,477.23	0.04	A2
125,000.00	52517P4C2	Lehman Bros Hldg -- 6% Due 7/19/2012 JJ21	101.55010	126,937.63	101.82340	3,375.00	130,654.25	0.15	A1
50,000.00	52517PSC6	Lehman Bros Hldg -- 6 5/8% Due 1/18/2012 JJ18	103.24070	51,620.35	103.85990	1,499.83	53,429.78	0.06	A1
125,000.00	548661CK1	Lowes Companies Inc -- 5.4% Due 10/15/2016 AO15	96.05850	120,073.13	97.99400	1,425.00	123,917.50	0.14	A1
75,000.00	577778BE2	May Dept Stores Co -- 7.45% Due 9/15/2011 MS15	104.28491	78,213.68	105.07691	1,645.21	80,452.89	0.09	Baa2
150,000.00	577778BH5	May Dept Stores Co -- 6.7% Due 9/15/2028 MS15	91.21710	136,825.65	88.21890	2,959.17	135,287.52	0.16	Baa2
200,000.00	59018YJ36	Merrill Lynch & Co Inc -- 6.05% Due 8/15/2012 FA15	102.53190	205,063.80	101.91950	4,571.11	208,410.11	0.24	A1
40,000.00	59018YQU8	Merrill Lynch & Co Inc -- 3.7% Due 4/21/2008 AO21	98.75570	39,502.28	99.27740	287.78	39,998.74	0.05	A1
170,000.00	59018YUH2	Merrill Lynch & Co Inc -- 4 1/8% Due 9/10/2009 MS10	98.06260	166,706.42	98.39620	2,162.19	169,435.73	0.20	A1

Gannett


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
25,000.00	61166WAA9	Monsanto Company -- 7 3/8% Due 8/15/2012 FA15	107.41680	26,854.20	109.02652	696.53	27,953.16	0.03	Baa1
85,000.00	617446HC6	Morgan Stanley -- 6.6% Due 4/1/2012 AO1	103.85900	88,280.15	105.07220	1,402.50	90,713.87	0.11	Aa3
150,000.00	61746BCW4	Morgan Stanley -- 5 5/8% Due 1/9/2012 JJ9	100.79140	151,187.10	101.72470	4,031.25	156,618.30	0.18	Aa3
60,000.00	63534PAD9	National City Bank -- 4 5/8% Due 5/1/2013 MN1	95.87530	57,525.18	93.35650	462.50	56,476.40	0.07	A2
130,000.00	635405AM5	National City Corp -- 6 7/8% Due 5/15/2019 MN15	105.31851	136,914.06	102.43731	1,142.01	134,310.51	0.16	A3
60,000.00	64952WAA1	NEW YORK LIFE GLOBAL FDG -- 5 3/8% Due 9/15/2013	99.44360	59,666.16	100.04200	949.58	60,974.78	0.07	Aaa
80,000.00	650094CH6	New York Telephone Co -- 6% Due 4/15/2008 AO15	100.30360	80,242.88	100.14200	1,013.33	81,126.93	0.09	Baa3
25,000.00	68233DAR8	Oncor Electric Delivery -- 7% Due 9/1/2022 MS1	101.96040	25,490.10	103.59432	583.33	26,481.91	0.03	Ba1
20,000.00	68402LAC8	Oracle Corp -- 5 1/4% Due 1/15/2016 JJ15	97.37390	19,474.78	99.80370	484.17	20,444.91	0.02	A2
100,000.00	693476AP8	PNC Funding Corp -- 7 1/2% Due 11/1/2009 MN1	104.90760	104,907.60	105.21500	1,250.00	106,465.00	0.12	A2
25,000.00	693476AT0	PNC Funding Corp -- 5 1/4% Due 11/15/2015 MN15	95.72412	23,931.03	96.92060	167.71	24,397.84	0.03	A2
25,000.00	69362BAF9	PSEG Power -- 7 3/4% Due 4/15/2011 AO15	107.07720	26,769.30	107.59140	409.03	27,306.88	0.03	Baa1
50,000.00	718507BQ8	Phillips Petroleum -- 8 3/4% Due 5/25/2010 MN25	108.97850	54,489.25	109.55590	437.50	55,215.45	0.06	A1
20,000.00	73755LAC1	Potash Corp Saskatchewan -- 4 7/8% Due 3/1/2013 MS1	96.97230	19,394.46	98.96620	325.00	20,118.24	0.02	Baa1
15,000.00	74005PAJ3	Praxair Inc. -- 6 3/8% Due 4/1/2012 AO1	105.06273	15,759.41	107.09853	239.06	16,303.84	0.02	A2
55,000.00	742718BX6	Procter & Gamble Company -- 4.3% Due 8/15/2008 FA15	99.24631	54,585.47	99.78900	893.44	55,777.39	0.07	Aa3
150,000.00	74432QAY1	Prudential Financial Inc -- 6.1% Due 6/15/2017 JD15	100.76970	151,154.55	100.58450	406.67	151,283.42	0.18	A3
200,000.00	78387GAH6	AT&T INC -- 5 7/8% Due 2/1/2012 FA1	102.27840	204,556.80	103.18912	4,895.83	211,274.04	0.25	A2
50,000.00	78442FAG3	SLM Corporation -- 5 3/8% Due 1/15/2013 JJ15	90.53700	45,268.50	89.45470	1,239.24	45,966.59	0.05	Baa1

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
45,000.00	811054AC9	E. W. Scripps -- 5 3/4% Due 7/15/2012 JJ15	101.44880	45,651.96	104.52851	1,193.13	48,230.96	0.06	A2
25,000.00	852060AJ1	Sprint Cap Corp -- 7 5/8% Due 1/30/2011 JJ30	106.03280	26,508.20	104.20992	799.57	26,852.05	0.03	Baa3
50,000.00	857477AB9	State Street Corp -- 7.65% Due 6/15/2010 JD15	106.27120	53,135.60	106.71920	170.00	53,529.60	0.06	A1
40,000.00	867914AH6	Suntrust Banks Inc -- 6% Due 2/15/2026 FA15	97.41040	38,964.16	96.44360	906.67	39,484.11	0.05	A1
35,000.00	879240AN9	Tele-Communications Inc -- 9.8% Due 2/1/2012 FA1	115.74511	40,510.79	115.50471	1,429.17	41,855.82	0.05	Baa2
15,000.00	87927VAE8	Telecom Italia Capital -- 5 1/4% Due 11/15/2013 MN15	97.04980	14,557.47	98.83300	100.63	14,925.58	0.02	Baa2
50,000.00	884903AS4	Thomson Corporation -- 4 1/4% Due 8/15/2009 FA15	98.22100	49,110.50	99.89570	802.78	50,750.63	0.06	Baa1
20,000.00	89352HAA7	Trans-Canada Pipelines -- 4% Due 6/15/2013 JD15	92.74320	18,548.64	95.49160	35.56	19,133.88	0.02	A2
25,000.00	907818CP1	Union Pacific Corp -- 6 1/2% Due 4/15/2012 AO15	103.66372	25,915.93	105.70140	343.06	26,768.41	0.03	Baa2
20,000.00	91086QAK4	United Mexican States -- 6 3/8% Due 1/16/2013 JJ16	105.15000	21,030.00	106.35000	584.38	21,854.38	0.03	Baa1
20,000.00	91086QAN8	United Mexican States -- 7 1/2% Due 4/8/2033 AO8	118.70000	23,740.00	119.25000	345.83	24,195.83	0.03	Baa1
50,000.00	91159HGG9	US Bancorp MTN -- 3 1/8% Due 3/15/2008 MS15	98.91460	49,457.30	99.57290	460.07	50,246.52	0.06	Aa2
25,000.00	92343VAG9	Verizon Communications -- 5 1/2% Due 4/1/2017 AO1	97.98260	24,495.65	100.46540	343.75	25,460.10	0.03	A3
45,000.00	925524AJ9	Viacom Inc -- 7.7% Due 7/30/2010 JJ30	106.15800	47,771.10	106.16340	1,453.38	49,226.91	0.06	Baa3
125,000.00	92857WAP5	Vodafone Group -- 5 5/8% Due 2/27/2017 FA27	97.19610	121,495.13	99.57540	2,421.88	126,891.13	0.15	Baa1
35,000.00	92976GAE1	Wachovia Bank NA -- 5.6% Due 3/15/2016 MS15	97.82771	34,239.70	98.12600	577.11	34,921.21	0.04	Aa2
45,000.00	939322AP8	Washington Mutual Inc -- 4.2% Due 1/15/2010 JJ15	97.26391	43,768.76	89.33620	871.50	41,072.79	0.05	Baa2
150,000.00	94973VAM9	Wellpoint Inc -- 5 7/8% Due 6/15/2017 JD15	99.29640	148,944.60	100.68020	391.67	151,411.97	0.18	Baa1
35,000.00	949746FJ5	Wells Fargo Company -- 4.95% Due 10/16/2013 AO16	97.10700	33,987.45	99.29140	360.94	35,112.93	0.04	Aa2


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal **As of 12/31/2007**

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Corporate Inv Grade									
35,000.00	962166BP8	Weyerhaeuser Co -- 6 3/4% Due 3/15/2012 MS15	103.81820	36,336.37	105.01391	695.63	37,450.50	0.04	Baa2
6,716,168.99						116,920.87	6,942,714.61	8.12	
Mortgage Backed Secs									
150,000.00	02660TFJ7	American Home Mortgage Investm -- Stp % Due 9/25/2035	93.91000	140,865.00	96.66477	676.00	145,673.16	0.17	Aaa
245,000.00	05949A6H8	Bank of America Mortgage Sec -- Adj % Due 6/25/2035 Mo-1	98.78279	242,017.84	99.16401	961.12	243,912.94	0.29	Aaa
74,830.82	07387AGZ2	Bear Stearns Adjustable Rate M -- Adj % Due 2/25/2036 Mo-1	98.17441	73,464.72	98.49454	288.41	73,992.68	0.09	Aaa
238,769.90	12544BAA1	Countrywide Home Loans -- Adj % Due 9/25/2047 Mo-1	99.83590	238,378.08	99.96025	1,184.78	239,859.77	0.28	NR
34,228.78	126694LU0	COUNTRYWIDE ALTERNATIVE LOAN T -- Adj % Due	99.62335	34,099.86	100.04850	149.93	34,395.31	0.04	NR
221,824.25	17307GE46	Citigroup Mortgage Loan Trust -- Adj % Due 10/25/2035 Mo-1	99.50179	220,719.10	99.99990	939.92	222,763.95	0.26	NR
138,532.39	31288FWQ3	FGLMC -- 5% Due 2/1/2033 Mo-1 C76955	95.72075	132,604.25	97.71921	577.22	135,949.98	0.16	Aaa
65,513.09	3128CUHK5	FHLMC Gold -- 6 1/2% Due 11/1/2022 Mo-1 G30234	102.73493	67,304.83	103.47357	354.86	68,143.59	0.08	Aaa
97,545.93	3128CUKB1	FHLMC Gold -- 6 1/2% Due 3/1/2026 Mo-1 G30290	102.73493	100,213.75	103.47356	528.37	101,462.62	0.12	Aaa
60,627.54	3128KHFU5	FHLMC -- 6 1/2% Due 6/1/2036 Mo-1 A54679	101.91713	61,789.85	102.91729	328.40	62,724.62	0.07	Aaa
365,465.00	3128KMCL7	FHLMC -- 5% Due 3/1/2037 Mo-1 A58175	96.25781	351,788.60	97.57481	1,522.77	358,124.55	0.42	Aaa
333,980.02	3128KQNC6	FHLMC -- 5% Due 5/1/2037 Mo-1 A60387	96.46875	322,186.35	97.57481	1,391.58	327,271.95	0.38	Aaa
334,287.96	3128KXXX4	FHLMC -- 5% Due 10/1/2037 Mo-1 A66994	96.54688	322,744.60	97.57481	1,392.87	327,573.71	0.38	Aaa
978,154.96	3128L3EQ5	FNMA -- 5 1/2% Due 7/1/2037 Mo-1 A70143	98.79687	966,386.53	99.79356	4,483.21	980,618.86	1.15	Aaa
144,718.82	3128L3MD5	FNMA -- 5 1/2% Due 8/1/2037 Mo-1 A70356	98.79688	142,977.68	99.79356	663.29	145,083.35	0.17	Aaa
24,739.21	312909NQ3	FHLMC Remic -- 8% Due 4/15/2022 Mo-1	99.87137	24,707.39	99.83516	164.93	24,863.36	0.03	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
130,741.97	3129146U3	FHLMC -- 8% Due 3/15/2023 Mo-1	99.80310	130,484.54	99.67962	871.61	131,194.71	0.15	Aaa
23,862.58	312916PX1	FHLMC -- 6 1/2% Due 6/15/2008 Mo-1	99.83754	23,823.81	99.81004	129.26	23,946.51	0.03	Aaa
144,499.17	31292J5V8	FHLMC -- 6 1/2% Due 11/1/2036 Mo-1 C02660	101.81256	147,118.31	102.81191	782.70	149,345.06	0.17	Aaa
203,849.62	31294KSM8	FHLMC Gold -- 4% Due 8/1/2018 Mo-1 E01424	94.57096	192,782.55	96.29092	679.50	196,968.17	0.23	Aaa
81,058.14	31294KZL2	FHLMC Gold -- 4% Due 5/1/2019 Mo-1 E01647	94.43184	76,544.69	96.18431	270.19	78,235.40	0.09	Aaa
23,752.91	31336RVW7	FHLMC -- Adj % Due 9/1/2031 Mo-1 1B0129	100.91298	23,969.77	100.72930	145.37	24,071.51	0.03	Aaa
77,230.82	313399AJ6	FHLMC -- 6% Due 8/15/2016 Mo-1	102.66885	79,291.99	103.15148	386.15	80,050.88	0.09	Aaa
200,000.00	31339NW36	FHLMC -- 6 1/2% Due 3/15/2032 Mo-1	104.17673	208,353.46	104.78642	1,083.33	210,656.17	0.25	Aaa
93,724.27	31339WBV7	FHLMC -- 7% Due 3/15/2032 Mo-1	104.27038	97,726.65	105.55561	546.72	99,477.94	0.12	Aaa
100,000.00	31339WTN6	FHLMC -- 6% Due 7/15/2019 Mo-1	101.55191	101,551.91	102.45107	500.00	102,951.07	0.12	Aaa
100,000.00	3133T2CQ1	FHLMC -- 6% Due 11/15/2023 Mo-1	101.62615	101,626.15	102.50173	500.00	103,001.73	0.12	Aaa
7,439.02	3133T6RN3	FHLMC -- 6% Due 11/15/2008 Mo-1	100.32624	7,463.29	100.22570	37.20	7,493.01	0.01	Aaa
68,984.41	3133TDX50	FHLMC -- 6 1/2% Due 5/15/2013 Mo-1	102.52707	70,727.70	102.94274	373.67	71,388.11	0.08	Aaa
78,387.48	3133THH75	FHLMC -- 6% Due 12/15/2013 Mo-1	102.28190	80,176.20	102.86238	391.94	81,023.17	0.09	Aaa
88,513.76	3133THZ26	FHLMC -- 6% Due 1/15/2014 Mo-1	102.27233	90,525.09	102.85390	442.57	91,482.42	0.11	Aaa
191,130.56	31358SR37	FNMA -- 7 1/2% Due 6/25/2030 Mo-1	104.62495	199,970.26	106.26403	1,194.57	204,297.61	0.24	Aaa
96.43	31358TEX3	FNMA -- 7% Due 1/25/2008 Mo-1	100.00413	96.43	99.73037	0.56	96.73	0.00	Aaa
30,549.96	31359LMW2	FNMA -- 8 1/2% Due 1/25/2025 Mo-1	106.18286	32,438.82	107.07860	216.40	32,928.87	0.04	Aaa
133,355.44	31359S6X3	FNMA Whole Loan -- 7 1/2% Due 2/25/2041 Mo-1	104.21367	138,974.60	105.67407	833.47	141,755.59	0.17	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
53,116.09	31359VSW4	FNMA – 6.35% Due 4/25/2029 Mo-1	101.64042	53,987.42	103.23331	281.07	55,114.57	0.06	Aaa
143,278.42	31371K3A7	FNMA – 5 1/2% Due 4/1/2033 Mo-1 254693	98.22846	140,740.19	100.07415	656.69	144,041.35	0.17	Aaa
74,131.15	31371K6K2	FNMA – 5 1/2% Due 5/1/2013 Mo-1 254774	100.86662	74,773.59	102.26221	339.77	76,147.92	0.09	Aaa
73,880.75	31371KMJ7	FNMA – 6 1/2% Due 4/1/2017 Mo-1 254261	102.47839	75,711.80	103.44668	400.19	76,827.37	0.09	Aaa
36,157.00	31371KP88	FNMA – 7% Due 6/1/2032 Mo-1	104.04909	37,621.03	105.27970	210.92	38,276.90	0.04	Aaa
312,178.70	31377LGQ0	FNMA – 6.35% Due 2/1/2008 Mo-1 380107	99.64525	311,071.24	99.65158	1,651.95	312,742.94	0.37	Aaa
87,548.72	31377MSN2	FNMA – 5.99% Due 2/1/2009 Mo-1 381325	100.45636	87,948.26	100.69052	437.01	88,590.27	0.10	Aaa
319,925.58	31377NTK5	FNMA – 7.56% Due 1/1/2013 Mo-1 382254	108.92122	348,466.84	111.47997	2,015.53	358,668.47	0.42	Aaa
281,320.09	31377PPX6	FNMA – 6.32% Due 1/1/2011 Mo-1 383038	102.89691	289,469.69	104.43506	1,432.23	295,229.02	0.35	Aaa
179,076.71	31377PR22	FNMA – 6.2% Due 1/1/2011 Mo-1 383105	102.66775	183,854.02	104.27672	894.39	187,629.71	0.22	Aaa
206,855.05	31377RE97	FNMA -- 5.54% Due 12/1/2008 Mo-1 384560	100.11824	207,099.63	100.23436	923.15	208,262.99	0.24	Aaa
28,160.00	31378TGK5	FNMA – 7% Due 4/1/2020 Mo-1 408002	103.50760	29,147.74	104.71939	164.27	29,653.25	0.03	Aaa
43,394.59	31384VZZ8	FNMA – 8% Due 9/1/2015 Mo-1 535460	103.35910	44,852.26	103.73883	289.30	45,306.34	0.05	Aaa
310,662.35	31384WJF8	FNMA – 6.113% Due 5/1/2011 Mo-1 535862	102.57981	318,676.84	104.26652	1,529.81	325,446.64	0.38	Aaa
371,558.10	31385HWW8	FNMA – 5.806% Due 11/1/2011 Mo-1 545261	101.95663	378,828.11	104.07491	1,737.80	388,436.55	0.45	Aaa
364,395.11	31385HYR7	FNMA – 5.702% Due 11/1/2011 Mo-1 545320	101.14400	368,563.79	103.98376	1,673.77	380,585.51	0.45	Aaa
82,195.48	31391H2Z6	FNCI – 5% Due 3/1/2018 Mo-1 667792	98.40521	80,884.63	100.25626	342.48	82,748.59	0.10	Aaa
100,000.00	313921SM1	FNMA – 5 1/2% Due 10/25/2031 Mo-1	98.21755	98,217.55	99.61894	458.33	100,077.27	0.12	Aaa
200,000.00	31392B7E0	FNMA – 6% Due 4/25/2017 Mo-1	102.86142	205,722.84	104.18938	1,000.00	209,378.76	0.24	Aaa

Gannett


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
177,226.98	31392BTF3	FNMA Remic -- 6% Due 10/25/2021 Mo-1	102.37986	181,444.74	102.94630	886.13	183,334.75	0.21	Aaa
125,574.27	31392BVK9	FNMA Remic -- 6% Due 2/25/2017 Mo-1	102.63766	128,886.49	103.34668	627.87	130,404.71	0.15	Aaa
63,874.08	31392BVX1	FNMA -- 6 1/2% Due 2/25/2022 Mo-1	103.67746	66,223.02	104.78280	345.98	67,275.03	0.08	Aaa
91,971.77	31392CFB5	FNMA Remic -- 6% Due 4/25/2017 Mo-1	102.63953	94,399.39	103.37781	459.86	95,538.26	0.11	Aaa
300,000.00	31392CHD9	FNMA Remic -- 5 1/2% Due 4/25/2017 Mo-1	101.45546	304,366.38	101.96355	1,375.00	307,265.65	0.36	Aaa
108,939.88	31392EYB0	FNMA Remic -- 5 1/2% Due 5/25/2016 Mo-1	100.34079	109,311.14	100.23940	499.31	109,699.99	0.13	Aaa
15,584.22	31392P3R4	FHLMC -- 6% Due 4/15/2016 Mo-1	100.25863	15,624.53	100.10312	77.92	15,678.21	0.02	Aaa
126,485.11	31392PKZ7	FNMA Remic -- 6 1/2% Due 6/15/2032 Mo-1	102.31547	129,413.83	103.64308	685.13	131,778.19	0.15	Aaa
140,000.00	31392XBH0	FHLMC -- 5% Due 10/15/2017 Mo-1	98.81994	138,347.92	100.31241	583.33	141,020.70	0.17	Aaa
87,972.36	31393DF30	FNMA -- 6 1/2% Due 9/25/2017 Mo-1	103.58366	91,124.99	104.07712	476.52	92,035.62	0.11	Aaa
185,000.00	31393EMS5	FNMA -- 4 1/2% Due 5/25/2015 Mo-1	98.89562	182,956.90	100.06485	693.75	185,813.72	0.22	Aaa
170,000.00	31393ERS0	FNMA -- 5% Due 6/25/2023 Mo-1	97.49017	165,733.29	99.96174	708.33	170,643.29	0.20	Aaa
160,000.00	31393HGW6	FHLMC -- 6% Due 12/15/2032 Mo-1	100.43328	160,693.25	101.47936	800.00	163,166.98	0.19	Aaa
38,372.38	31393LFK4	FHLMC -- 6 1/2% Due 2/25/2043 Mo-1	101.50001	38,947.97	102.46881	207.85	39,527.57	0.05	Aaa
140,000.00	31393R6M7	FHLMC -- 4 1/2% Due 5/15/2018 Mo-1	94.87234	132,821.28	96.96527	525.00	136,276.38	0.16	Aaa
125,000.00	31393REN6	FHLMC -- 4 1/2% Due 5/15/2018 Mo-1	93.36937	116,711.71	96.29612	468.75	120,838.90	0.14	Aaa
205,000.00	31393RJ76	FHLMC -- 5% Due 9/15/2028 Mo-1	99.19379	203,347.27	100.25359	854.17	206,374.03	0.24	Aaa
80,000.00	31393RKK5	FHLMC -- 4 1/2% Due 6/15/2018 Mo-1	92.36114	73,888.91	96.04644	300.00	77,137.15	0.09	Aaa
134,639.60	31393RMZ0	FHLMC -- 4 1/2% Due 6/15/2018 Mo-1	94.86588	127,727.04	96.27333	504.90	130,126.93	0.15	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
120,000.00	31393RXF2	FHLMC -- 4 1/2% Due 6/15/2018 Mo-1	94.76103	113,713.24	96.70021	450.00	116,490.25	0.14	Aaa
175,000.00	31393T2K1	FNMA -- 4% Due 3/25/2015 Mo-1	98.49639	172,368.68	98.90131	583.33	173,660.62	0.20	Aaa
130,000.00	31393TAH9	FNMA -- 4 1/2% Due 9/25/2018 Mo-1	94.54188	122,904.44	96.77377	487.50	126,293.40	0.15	Aaa
140,000.00	31393THN9	FNMA -- 4 1/2% Due 9/25/2018 Mo-1	95.05598	133,078.37	97.18216	525.00	136,580.02	0.16	Aaa
140,000.00	31393XN60	FNMA -- 4% Due 5/25/2019 Mo-1	90.11219	126,157.07	92.77079	466.67	130,345.78	0.15	Aaa
135,000.00	31393YVJ1	FNMA -- 4 1/2% Due 6/25/2019 Mo-1	92.96540	125,503.29	96.10206	506.25	130,244.03	0.15	Aaa
125,000.00	31394AP26	FNMA -- 4% Due 10/25/2019 Mo-1	92.45612	115,570.15	94.83850	416.67	118,964.80	0.14	Aaa
150,000.00	31394BBQ6	FNMA -- 4% Due 11/25/2019 Mo-1	92.02003	138,030.05	94.51780	500.00	142,276.70	0.17	Aaa
100,000.00	31394CPT3	FNMA -- 5% Due 8/25/2023 Mo-1	97.75286	97,752.86	99.80222	416.67	100,218.89	0.12	Aaa
172,689.07	31394DBN9	FNMA -- 5 1/2% Due 12/25/2034 Mo-1	100.22586	173,079.11	101.50386	791.49	176,077.56	0.21	Aaa
291,841.91	31394DTP5	FNMA -- 5 1/2% Due 3/25/2033 Mo-1	99.18035	289,449.83	100.94224	1,337.61	295,929.37	0.35	Aaa
85,000.00	31394DZP8	FNMA -- 5% Due 3/25/2030 Mo-1	99.36038	84,456.32	100.33644	354.17	85,640.14	0.10	Aaa
135,000.00	31394E7B8	FNMA -- 5 1/2% Due 8/25/2035 Mo-1	99.99380	134,991.63	101.65632	618.75	137,854.78	0.16	Aaa
125,000.00	31394ESL3	FNMA -- 5 1/2% Due 3/25/2031 Mo-1	99.12112	123,901.40	101.07521	572.92	126,916.93	0.15	Aaa
102,630.08	31394KM50	FHLMC -- 5% Due 5/15/2020 Mo-1	99.75078	102,374.30	100.43420	427.63	103,503.33	0.12	Aaa
225,000.00	31394MC99	FHLMC -- 4 1/2% Due 8/15/2032 Mo-1	94.66983	213,007.12	96.78494	843.75	218,609.87	0.26	Aaa
109,994.17	31394PXG3	FHLMC -- 5% Due 2/15/2024 Mo-1	97.42586	107,162.76	99.75551	458.31	110,183.56	0.13	Aaa
120,000.00	31394US45	FNMA -- 5 1/2% Due 11/25/2030 Mo-1	100.31489	120,377.87	101.34304	550.00	122,161.65	0.14	Aaa
100,000.00	31394US52	FNMA -- 5 1/2% Due 8/25/2034 Mo-1	97.79976	97,799.76	99.69413	458.33	100,152.46	0.12	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
100,000.00	31394US60	FNMA – 5 1/2% Due 12/25/2035 Mo-1	95.95905	95,959.05	98.69112	458.33	99,149.45	0.12	Aaa
115,000.00	31394VBD1	FNMA – 6% Due 4/25/2034 Mo-1	101.87770	117,159.36	102.38519	575.00	118,317.97	0.14	Aaa
125,000.00	31394WAZ1	FHLMC – 4 1/2% Due 10/15/2016 Mo-1	98.56663	123,208.29	100.18620	468.75	125,701.50	0.15	Aaa
170,000.00	31394WSH2	FHLMC – 5% Due 12/15/2032 Mo-1	96.55540	164,144.18	98.23027	708.33	167,699.79	0.20	Aaa
230,000.00	31394XQ82	FHLMC – 5% Due 3/15/2029 Mo-1	98.86605	227,391.92	100.09979	958.33	231,187.85	0.27	Aaa
135,000.00	31395A7C3	FHLMC – 4% Due 9/15/2017 Mo-1	96.16219	129,818.96	97.40251	450.00	131,943.39	0.15	Aaa
100,000.00	31395D3D9	FNMA – 6% Due 6/25/2036 Mo-1	102.02039	102,020.39	102.40459	500.00	102,904.59	0.12	Aaa
100,000.00	31395DFA2	FNMA – 5 1/2% Due 1/25/2036 Mo-1	97.98089	97,980.89	99.71461	458.33	100,172.94	0.12	Aaa
260,000.00	31395FSA3	FGLMC – 5% Due 12/15/2032 Mo-1	96.37043	250,563.12	98.11878	1,083.33	256,192.16	0.30	Aaa
85,000.00	31395JMG8	FHLMC – 5% Due 11/15/2024 Mo-1	92.93251	78,992.63	97.58877	354.17	83,304.62	0.10	Aaa
250,000.00	31395MBF5	FHLMC – 5% Due 9/15/2030 Mo-1	98.13313	245,332.83	99.81941	1,041.67	250,590.20	0.29	Aaa
125,000.00	31395MZ44	FHLMC – 4% Due 6/15/2018 Mo-1	95.74484	119,681.05	97.22224	416.67	121,944.47	0.14	Aaa
100,000.00	31395TMC5	FHLMC – 5 1/2% Due 2/15/2031 Mo-1	97.76627	97,766.27	100.76815	458.33	101,226.48	0.12	Aaa
147,670.25	31395XB95	FHLMC – 4 1/2% Due 11/15/2025 Mo-1	99.30429	146,642.90	99.62027	553.76	147,663.26	0.17	Aaa
115,000.00	31396CJR2	FHLMC – 5 1/2% Due 12/15/2033 Mo-1	100.79143	115,910.14	101.72424	527.08	117,509.96	0.14	Aaa
200,000.00	31396EGF7	FHLMC – 5% Due 3/15/2034 Mo-1	95.24001	190,480.02	97.17491	833.33	195,183.15	0.23	Aaa
286,714.52	31396FKG7	FHLMC – 5% Due 5/15/2031 Mo-1	99.23113	284,510.06	100.16035	1,194.64	288,368.90	0.34	Aaa
180,000.00	31396G3F6	FHLMC – 5% Due 9/15/2034 Mo-1	95.23186	171,417.35	96.79843	750.00	174,987.17	0.20	Aaa
140,000.00	31396KGX4	FNMA – 6 1/2% Due 8/25/2036 Mo-1	104.82764	146,758.70	105.82586	758.33	148,914.53	0.17	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
315,292.54	31396US76	FHLMC -- 5% Due 2/15/2032 Mo-1	98.91016	311,856.36	99.98252	1,313.72	316,551.15	0.37	Aaa
130,000.00	31396VK31	FNMA -- 5% Due 7/25/2033 Mo-1	96.66591	125,665.68	98.46095	541.67	128,540.91	0.15	Aaa
100,000.00	31396XBX1	FNMA -- 5% Due 1/25/2032 Mo-1	96.23174	96,231.74	98.25294	416.67	98,669.61	0.12	Aaa
75,000.00	31397HVR6	FHLMC -- 5% Due 9/15/2029 Mo-1	97.93469	73,451.02	99.60091	312.50	75,013.18	0.09	Aaa
100,000.00	31397HVS4	FHLMC -- 5% Due 4/15/2033 Mo-1	96.37777	96,377.77	98.15657	416.67	98,573.24	0.12	Aaa
67,693.08	31400BD52	FNMA -- 4% Due 7/1/2018 Mo-1 682424	94.53817	63,995.80	96.24015	225.64	65,373.56	0.08	Aaa
142,579.69	31401A3K1	FNMA -- 5% Due 5/1/2033 Mo-1 702902	95.72673	136,486.88	97.72040	594.08	139,923.52	0.16	Aaa
137,463.92	31401WBY4	FNMA -- 5 1/2% Due 7/1/2033 Mo-1 720155	98.22846	135,028.69	100.07415	630.04	138,195.89	0.16	Aaa
83,095.24	31401WQ51	FNMA -- 5% Due 6/1/2033 Mo-1 720576	95.72674	79,544.36	97.72040	346.23	81,547.23	0.10	Aaa
42,775.81	31401XU96	FNMA -- 4% Due 7/1/2018 Mo-1 721608	94.53820	40,439.48	96.24014	142.59	41,310.09	0.05	Aaa
102,678.93	31402BEZ3	FNMA -- 5% Due 7/1/2033 Mo-1 723852	95.72673	98,291.19	97.72040	427.83	100,766.09	0.12	Aaa
224,753.68	31402C2D3	FNMA -- 7.18% Due 12/1/2010 Mo-1 725372	104.53474	234,945.68	105.55071	1,299.95	238,529.05	0.28	Aaa
42,845.06	31402DVV9	FNMA -- 4% Due 7/1/2018 Mo-1 726128	94.53819	40,504.94	96.24015	142.82	41,376.97	0.05	Aaa
97,266.81	31402HGD7	FNMA -- 5% Due 7/1/2033 Mo-1 729296	95.72674	93,110.35	97.72040	405.28	95,454.80	0.11	Aaa
26,840.10	31402HHY0	FNMA -- 4% Due 7/1/2018 Mo-1 729347	94.53816	25,374.14	96.24014	89.47	25,920.42	0.03	Aaa
30,614.01	31402QHS3	FNMA -- 4% Due 10/1/2018 Mo-1 734741	94.53819	28,941.93	96.24015	102.05	29,565.02	0.03	Aaa
148,676.31	31403DDL0	FNMA -- 6% Due 4/1/2024 Mo-1 745407	101.00319	150,167.81	102.13908	743.38	152,600.00	0.18	Aaa
212,699.98	31403DFJ3	FNMA -- Adj % Due 3/1/2036 Mo-1 745469	100.21263	213,152.25	99.91894	972.39	213,499.95	0.25	Aaa
320,776.60	31403DKD0	FNMA -- 5% Due 1/1/2021 Mo-1 745592	98.29781	315,316.38	100.25001	1,336.57	322,915.13	0.38	Aaa


DWIGHT
ASSET MANAGEMENT COMPANY

Portfolio Appraisal As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
248,829.40	31403DV55	FNMA -- 6.08% Due 8/1/2016 Mo-1 745936	103.78101	258,237.65	107.00222	1,218.71	267,471.70	0.31	Aaa
50,808.38	31403SDV5	FNMA -- 5% Due 1/1/2034 Mo-1 756216	95.72673	48,637.20	97.72040	211.70	49,861.85	0.06	Aaa
96,114.58	31404BRQ7	FNMA -- 5% Due 2/1/2034 Mo-1 763795	95.64071	91,924.67	97.68153	400.48	94,286.67	0.11	Aaa
72,785.46	31404GGN5	FNMA -- 4% Due 9/1/2013 Mo-1 768005	97.66486	71,085.82	99.23347	242.62	72,470.16	0.08	Aaa
146,263.26	31407BR27	FNCI -- 5% Due 10/1/2020 Mo-1 825905	98.04749	143,407.45	100.09810	609.43	147,016.18	0.17	Aaa
202,603.28	31407MG25	FNMA -- Adj % Due 7/1/2035 Mo-1 834617	98.50209	199,568.47	98.53832	847.73	200,489.60	0.23	Aaa
165,656.82	31407N4S9	FNCL -- Adj % Due 9/1/2035 Mo-1 836133	98.94417	163,907.76	99.26463	731.79	165,170.42	0.19	Aaa
173,092.97	31407NGM9	FNCL -- Adj % Due 8/1/2035 Mo-1 835504	97.91028	169,475.80	97.94126	721.36	170,250.80	0.20	Aaa
304,017.36	31409YSA6	FNMA -- Adj % Due 11/1/2036 Mo-1 882613	100.30588	304,947.28	101.42747	1,501.85	309,858.96	0.36	Aaa
174,069.48	31410GFH1	FNMA -- 5% Due 12/1/2034 Mo-1 888568	95.72673	166,631.03	97.72040	725.29	170,826.68	0.20	Aaa
26,346.09	31410WGV4	FNMA -- 5% Due 5/1/2037 Mo-1 899412	96.54686	25,436.32	97.57482	109.78	25,816.93	0.03	Aaa
26,732.72	31411FLB8	FNMA -- 5% Due 1/1/2037 Mo-1 906722	96.54689	25,809.61	97.59422	111.39	26,200.98	0.03	Aaa
148,524.07	31411J3F1	FNMA -- 5% Due 2/1/2022 Mo-1 909898	98.46875	146,249.79	100.10987	618.85	149,306.11	0.17	Aaa
252,746.54	31411VP29	FNMA -- 5% Due 3/1/2022 Mo-1 915841	98.34375	248,560.43	100.10770	1,053.11	254,071.85	0.30	Aaa
27,836.69	31412W5V4	FNMA -- 5% Due 6/1/2037 Mo-1 937460	96.54689	26,875.46	97.57482	115.99	27,277.59	0.03	Aaa
30,891.64	31412WZG4	FNMA -- 5% Due 6/1/2037 Mo-1 937343	96.54689	29,824.92	97.57481	128.72	30,271.18	0.04	Aaa
31,270.81	31412XJ96	FNMA -- 5% Due 6/1/2037 Mo-1 937788	96.54689	30,190.99	97.57480	130.30	30,642.73	0.04	Aaa
31,326.08	31413BJB8	FNMA -- 5% Due 6/1/2037 Mo-1 940458	96.54689	30,244.36	97.57480	130.53	30,696.89	0.04	Aaa
285,109.66	31413UP45	FNMA -- 5% Due 10/1/2022 Mo-1 955943	98.42188	280,610.28	100.10988	1,187.96	286,610.89	0.34	Aaa

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
43,695.50	36225CK21	GNMA II -- Adj % Due 8/20/2029 Mo-1 80312	101.05056	44,154.55	100.52223	204.82	44,128.51	0.05	Aaa
33,850.12	38373R6P9	GNMA -- 6 1/2% Due 7/20/2017 Mo-1	100.38337	33,979.89	100.24706	183.35	34,117.10	0.04	NR
120,981.00	38373XDM5	GNMA -- 6 1/2% Due 6/20/2032 Mo-1	103.49641	125,210.99	104.80499	655.31	127,449.43	0.15	NR
75,000.00	38375KSM5	GNMA -- 6% Due 6/16/2037 Mo-1	102.09959	76,574.69	102.21503	375.00	77,036.27	0.09	NR
16,131.06	3837H0P98	GNMA -- 9% Due 5/16/2027 Mo-1	107.78800	17,387.35	108.05669	120.98	17,551.67	0.02	NR
21,716.91	3837H3ST5	GNMA -- 8% Due 12/20/2029 Mo-1	104.93905	22,789.52	105.75796	144.78	23,112.14	0.03	NR
17,073.16	3837H4A21	GNMA -- 7 3/4% Due 9/20/2030 Mo-1	100.05839	17,083.13	99.77110	110.26	17,144.34	0.02	NR
226,050.97	45661KAG5	Indymac Indx Mortgage Loan Tru -- Adj % Due 6/25/2036 Mo-	100.91376	228,116.53	99.21149	1,097.41	225,365.95	0.26	Aaa
253,387.44	45670CAC1	Indymac Indx Mortgage Loan Tru -- Adj % Due 6/25/2037 Mo-	101.41517	256,973.31	98.12008	1,227.22	249,851.18	0.29	Aaa
31,031.73	55291HCY8	Merrill Lynch Trust -- 8.985% Due 10/20/2020 Mo-1	107.19870	33,265.61	107.96833	232.35	33,736.79	0.04	Aaa
41,836.08	576433UE4	Mastr Adjustable Rate Mortgage -- Adj % Due 4/21/2034 Mo-1	98.48387	41,201.79	98.98588	133.09	41,544.90	0.05	Aaa
57,680.75	57645LAA2	Mastr Reperforming Loan Trust -- Adj % Due 5/25/2036 Mo-1	100.15599	57,770.73	97.34000	283.16	56,429.60	0.07	Aaa
140,000.00	61749JAS5	Morgan Stanley Mortgage Loan -- Adj % Due 6/25/2036 Mo-1	98.96544	138,551.62	84.54281	695.57	119,055.50	0.14	Aaa
125,000.00	65535VSJ8	Nomura Asset Acceptance Corp -- Adj % Due 1/25/2036 Mo-1	98.21561	122,769.51	96.90183	574.48	121,701.77	0.14	Aaa
125,000.00	65536PAD2	Nomura Asset Acceptance Corpor -- Adj % Due 5/25/2036	103.03867	128,798.34	94.06231	667.50	118,245.39	0.14	Aaa
196,071.01	749574AC3	Residential Funding Mtg Sec I -- Adj % Due 8/25/2036 Mo-1	101.19166	198,407.51	101.13881	956.76	199,260.65	0.23	NR
210,771.38	86359BRB9	Structured Asset Securites Cor -- Stp % Due 5/25/2034 Mo-1	99.63118	209,994.02	97.42157	976.57	206,313.36	0.24	Aaa
129,653.28	911760LH7	Vendee -- 7% Due 9/15/2027 Mo-1	104.46993	135,448.70	105.46428	756.31	137,494.21	0.16	NR
255,000.00	92922F3J5	Washington Mutual -- Adj % Due 10/25/2035 Mo-1	98.75789	251,832.62	99.08143	1,027.36	253,685.01	0.30	NR


DWIGHT
ASSET MANAGEMENT COMPANY

Gannett

Portfolio Appraisal   As of 12/31/2007

	CUSIP	Description	Unit Cost	Total Cost	Market Price	Accrued Income	Market Value	% Of Assets	Moody Rating
Mortgage Backed Secs									
245,000.00	92922FJF6	Washington Mutual -- Adj % Due 10/25/2033 Mo-1	98.62135	241,622.31	99.11315	813.60	243,640.82	0.29	Aaa
330,000.00	92922FW38	Washington Mutual -- Adj % Due 9/25/2035 Mo-1	98.97537	326,618.72	98.88837	1,329.70	327,661.32	0.38	NR
226,651.68	939336Z30	Washington Mutual -- Adj % Due 3/25/2035 Mo-1	98.92380	224,212.46	99.28954	875.59	225,917.00	0.26	NR
236,657.65	93934FMN9	WMALT Mortgage Pass Through Ct -- Adj % Due 4/25/2046	96.29040	227,878.60	98.36160	1,129.65	233,909.90	0.27	Aaa
62,089.68	949779AC6	Wells Fargo MBS Tr -- Adj % Due 12/25/2034 Mo-1	98.86140	61,382.72	98.78535	206.91	61,542.42	0.07	Aaa
49,698.30	949788AE3	Wells Fargo Mortgage Backed Se -- 4 1/2% Due 7/25/2019	95.65630	47,539.55	97.68751	186.37	48,735.40	0.06	NR
56,324.74	949788AF0	Wells Fargo Mortgage Backed Se -- 5% Due 7/25/2019 Mo-1	97.71879	55,039.86	99.71879	234.69	56,401.04	0.07	NR
60,000.00	94981WAE5	WELLS FARGO MORTGAGE BACKED SE -- Adj % Due	98.12977	58,877.86	99.02108	177.00	59,589.65	0.07	Aaa
335,956.57	94983YAK5	Wells Fargo Mortgage -- Adj % Due 7/25/2036 Mo-1	99.84420	335,433.14	100.74438	1,566.89	340,024.26	0.40	NR
25,293,795.81						114,024.58	25,458,515.62	29.79	
39,622,078.88						Total Fixed Income:	85,162,911.56		
						Cash:	303,672.83	0.36	
					Total Portfolio:		*85,466,584.39*	*100.00*	

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 20, 2008

By: 
Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23-1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-35305 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 20, 2008, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.



McLean, Virginia
June 20, 2008

END